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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


                                     SCHEDULE 13D


                      Under the Securities Exchange Act of 1934


                              Strategic Diagnostics Inc.
     ------------------------------------------------------------------------
                                (Name of Issuer)



                        Common Stock, par value $.01 per share
     ------------------------------------------------------------------------
                           (Title of Class of Securities)




                                   862700101
     ------------------------------------------------------------------------
                                 (CUSIP Number)


            Richard C. Birkmeyer, 128 Sandy Drive, Newark, DE  19713
                                 (302) 456-6789
     ------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                              December 30, 1996
     ------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







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                                     SCHEDULE 13D

CUSIP NO. 862700101                          PAGE   2
        ------------                             ------
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 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Richard C. Birkmeyer
     050-50-576
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 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /

                                                                (b) / /
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 3   SEC USE ONLY

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 4   SOURCE OF FUNDS*  OO

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 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                 / /
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

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 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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                7   SOLE VOTING POWER

  NUMBER OF         1,946,906
   SHARES     -----------------------------------------------------------
 BENEFICIALLY   8   SHARED VOTING POWER
   OWNED BY
    EACH            N/A
  REPORTING  ------------------------------------------------------------
   PERSON       9   SOLE DISPOSITIVE POWER
    WITH
                    1,946,906
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               10   SHARED DISPOSITIVE POWER

                     N/A
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,946,906
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                  / /
      EXCLUDES CERTAIN SHARES*

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.9%
-------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
-------------------------------------------------------------------------

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                                SCHEDULE 13D STATEMENT

ITEM 1.       SECURITY AND ISSUER:

              This statement relates to the shares of Common Stock, par value $.01 per share (the "Common Stock") of Strategic Diagnostics Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 128 Sandy Drive, Newark, Delaware 19713.

ITEM 2.       IDENTITY AND BACKGROUND.

              Richard C. Birkmeyer ("Birkmeyer"), with an address at 128 Sandy Drive, Newark, Delaware 19713 is President and Chief Executive Officer and a director of the Issuer. The Issuer develops and manufactures immunoassay-based test kits.

              Birkmeyer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, or, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his being subjected to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              Birkmeyer is a United States citizen.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              Birkmeyer was the beneficial owner of 2,531,430 shares of Strategic Diagnostics Inc. ("SDI") and 64,800 immediately exercisable options to purchase shares of Common Stock of SDI. On December 30, 1996, SDI merged with and into EnSys Environmental Products, Inc. ("EnSys"). The surviving corporation, EnSys, was subsequently renamed Strategic Diagnostics Inc. Each share of SDI common stock was converted into .7392048 shares of the Issuer. Each option to purchase SDI Common Stock was converted into .7818026 options to purchase shares of the Issuer's Common Stock. In addition, upon the completion of the merger, Birkmeyer received options to purchase 100,000 shares of Common Stock vesting in four equal annual installments beginning on December 30, 1996. Accordingly, Birkmeyer beneficially owns 1,946,906 shares of the Issuer's Common Stock.

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ITEM 4.       PURPOSE OF TRANSACTION.

              Birkmeyer acquired the Common Stock for investment purposes. Birkmeyer may purchase additional Common Stock or sell Common Stock from time to time, depending on market conditions and the prospects for his investment in the Issuer. Birkmeyer is President and Chief Executive Officer of the Issuer and is also a director. As such, he is involved in day to day operations and the strategic planning of the Issuer. Except as set forth above, Birkmeyer has no specific plans or proposals which relate to or would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D (although Birkmeyer reserves the right to develop such plans or proposals).

ITEM 5(A).    INTEREST IN SECURITIES OF THE ISSUER.

              Birkmeyer beneficially owns 1,946,906 shares of Common Stock, consisting of 1,871,245 shares of Common Stock and options to purchase 75,661 shares of Common Stock of the Issuer, which equals 14.9% of the outstanding shares of Common Stock of the Issuer.

ITEM 5(B).    Number of Shares as to Which Birkmeyer Has:

              (i)    sole power to vote or to direct the vote:
                     1,946,906

              (ii)   shared power to vote or to direct the vote:
                     None

              (iii)  sole power to dispose or to direct the disposition:
                     1,946,906

              (iv) shared power to dispose or to direct the disposition:
                     None

ITEM 5(C). Birkmeyer has not been a party to any transaction in the Common Stock during the sixty day period ending on the date of this Statement on Schedule 13D other than the transactions described herein.

ITEM 5(D).    Not applicable.


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ITEM 6.       CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
              RESPECT TO SECURITIES OF THE ISSUER.

              Birkmeyer has signed a "lock-up" agreement with the Issuer, pursuant to which Birkmeyer has agreed not to sell or transfer his shares of the Issuer's Common Stock for a period of six months from the date of the merger between SDI and the Issuer. Birkmeyer and Issuer are parties to two Stock Option Agreements dated as of December 30, 1996. The first grants Birkmeyer options to purchase 100,000 shares of Common Stock at an exercise price of $2 per share. The options vest in four annual equal installments commencing on December 30, 1996. The second stock option agreement replaces his SDI stock option agreement and grants Birkmeyer options to purchase 50,661 shares of Issuer Common Stock at an exercise price of $0.19 per share.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

              Exhibit 1 -    Letter Agreement dated December 30, 1996 between
                             the Issuer and Birkmeyer.

              Exhibit 2 -    Stock Option Agreement dated as of December 30,
                             1996, by and between the Issuer and Birkmeyer in respect of 100,000 shares of Issuer Common
                             Stock.

              Exhibit 3 -    Stock Option Agreement dated as of December 30,
                             1996, by and between Issuer and Birkmeyer in respect of 50,661 shares of Issuer Common Stock.



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                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: January 8, 1997           By:  /s/ Richard C. Birkmeyer
                                      ----------------------------
                                       Richard C. Birkmeyer


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